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                                                                    EXHIBIT 99.5

                      MEDIA ARRANGEMENTS IN USA MEDIA, LLC

1. USA agrees to provide at no cost to USA Media, LLC, for each of the next five years commencing on July 15, 2002, or such earlier date as specified in writing by USA Media, LLC, $15 million in media value to USA Media, LLC at Fair Market Value Rates (as defined below) then in effect. This amount is to be provided to USA Media, LLC in full, without deduction of any kind (including, without limitation, deductions for agency fees, commissions or expenses).

2. "Fair Market Value Rates" shall be determined by taking into account recent sales of comparable buy specifications and parameters, which include format, frequency, placement and value, in similar product categories. A "Comparable Purchaser" is a cash buyer of media time with similar specifications and parameters in similar product categories.

3. USA Media, LLC will be treated as a Comparable Purchaser for purposes of negotiation, placement, scheduling and post-buy delivery under-performance make good. In no event shall USA Media, LLC have less control and direction than Comparable Purchasers over the format, frequency, placement and scheduling of advertising spots, including placement adjacent to or in conjunction with programming and other advertisers' spots.

4. Media value will be delivered in the United States or internationally through, at the sole discretion of USA Media, LLC, a combination of the following:

       a) Promotion and advertising on one or more of USA's owned or operated basic cable networks;

       b) Promotion and advertising on any syndicated TV show owned, operated, or controlled by Studios USA;

       c)  Marketing against the USAECS database;

       d) Online advertising on CitySearch.com, Ticketmaster.com, Match.com, SciFi.com, usanetwork.com or any other website owned, operated, or controlled by USA;

       e) Ticket-back, Printed Envelope, On-hold promotion or other offline sponsorship opportunities controlled by TMCS;

       f) Other promotion, advertising, sponsoring or marketing opportunities on media properties of USA and its affiliates, as they arise, which are made available to Comparable Purchasers;

5. Media value is useable only to promote the business of USA Media, LLC and its affiliates and their partners, business affiliates and suppliers (each, a "Permitted Transferee"). Media value can be transferred, for value, by USA Media, LLC and its affiliates at their sole discretion to Permitted Transferees or charged to such entities as part of co-op or co-branding arrangements. Notwithstanding the foregoing, in the event that Parent determines in reasonable business judgment that Permitted Transferee's use of Media displaces a significant portion of the transferee's cash-spend media with Parent entities, the Media shall not be transferable to such transferee.

6. Media value does not accrue from year to year, nor can it be accelerated from a future year. The full value of media must be used in its entirety in any given year or the remainder is forfeited.

7. At USA Media, LLC's option, media may be either scheduled during the annual upfront purchasing period or applied during the subsequent scatter period--the parties shall use their good faith efforts to expeditiously agree to a schedule in a manner consistent with 3. above.

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8.  USA Media, LLC shall be provided with a quarterly report, certified by a USA
    Network officer, summarizing each ad placement of USA Media, LLC (or its Permitted Transferee), the time delivered, the price charged to USA Media, LLC therefore and such additional information as is necessary to enable USA Media, LLC to confirm that USA Media, LLC has been receiving such media at Fair Market Value. USA Media, LLC shall be granted full audit rights with respect to such reports, with disputes being referred to a recognized independent media valuation expert for adjudication, such rights to be exercised no more than once per year. USA Media, LLC shall not disclose such information to any other party, including to any Permitted Transferee, and shall keep all such information confidential.

9. USA Media, LLC shall have access to ratings, audience delivery, demographic data and other like market information in the control of Falcon on the same basis as such information is made available to Comparable Purchasers.

10. USA Media, LLC shall have the right to equivalent under delivery protections as would be afforded a Comparable Purchaser.

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